UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company Act File Number:				Date examination completed:
	811-03213				December 29, 2006
2.	State identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	PUERTO RICO
Other (specify):
3.	Exact name of investment company as specified in registration statement:
Nationwide Variable Insurance Trust
4.	Address of principal executive office (number, street, city, state, zip code):
1200 River RD, Suite 1000, Conshohocken, PA 19428

Report of Independent Registered Public Accounting Firm
To the Trustees of JP Morgan NVIT Balanced Fund and
Nationwide Multi-Manager NVIT Small Cap Value Fund
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about JP Morgan NVIT Balanced Fund’s (formerly J.P. Morgan GVIT Balanced Fund) and Nationwide Multi-Manager NVIT Small Cap Value Fund’s (formerly GVIT Small Cap Value Fund) (the “Funds’”) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 29, 2006. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 29, 2006, and with respect to agreement of security purchases and sales, for the period from September 22, 2006 (the date of our last examination), through December 29, 2006:
-	Confirmation of all securities held by institutions in book entry form by the Depository Trust Company;

-	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

-	Reconciliation of all such securities to the books and records of the Funds and J.P. Morgan Chase Bank (the “Custodian”), the Funds’ Custodian;

-	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records; and

-	Agreement of fifty security purchases and fifty security sales or maturities since our last report from the books and records of the Funds to related trade tickets.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.
In our opinion, management’s assertion that JP Morgan NVIT Balanced Fund and Nationwide Multi-Manager NVIT Small Cap Value Fund were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December

29, 2006 with respect to securities reflected in the investment account of the Funds are fairly stated, in all material respects.
This report is intended solely for the information and use of management and Board of Trustees of JP Morgan NVIT Balanced Fund and Nationwide Multi-Manager NVIT Small Cap Value Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.
PricewaterhouseCoopers LLP
August 13, 2007

September 11, 2007
Mr. William McGinley
PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Re:	Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
We, as members of management of JP Morgan NVIT Balanced Fund (formerly J.P. Morgan GVIT Balanced Fund) and Nationwide Multi-Manager NVIT Small Cap Value Fund (formerly GVIT Small Cap Value Fund) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 29, 2006, and from September 22, 2006 through December 29, 2006.
Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 29, 2006, and from September 22, 2006 through December 29, 2006, with respect to securities reflected in the investment account of the Funds.
JP Morgan NVIT Balanced Fund and
Nationwide Multi-Manager NVIT Small Cap Value Fund

/s/ John Grady
John Grady, President

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer